NEWS RELEASE

Birch Mountain Appoints Director from the Oil Sands Industry

CALGARY, June 2, 2004, Birch Mountain Resources Ltd.'s (BMD:TSX Venture Exchange and BHMNF:OTC BB) (Birch Mountain or the Company) today announces the appointment of Derrick Kershaw to the Board of Directors. Derrick recently retired following 23 years in the Alberta oil sands industry with Syncrude Canada Ltd., Canada's largest single source of crude oil and the largest producer of crude oil from oil sands. Derrick was previously General Manager of Syncrude's $650 million Aurora Mine Project. He spent 14 years in various other leadership roles in operations and 9 years in research. His other operating experience includes Manager Overburden and Tailings, Manager Mine Mobile Maintenance and General Manager Extraction. Derrick also chaired the Advisory Board of the Fort McMurray Oil Sands Discovery Centre, a showcase facility to educate the public on the oil sands industry.

"Derrick brings to the Board, many years of experience in project management, facilities operations, mining and industry knowledge that will be extremely valuable as we advance our plans to develop the Muskeg Valley Quarry," says Kerry Sully, Chair of the Board of Birch Mountain. "Derrick has first-hand knowledge of the community, long-term plans for the development of the oil sands, and the potential customers for quicklime and limestone aggregate in the Fort McMurray area."

"I believe my past experience and industry relationships will assist Birch Mountain in optimizing the value of its Muskeg Valley Quarry, a much-needed asset to support the tremendous growth the oil sands industry has projected," says Derrick. "I look forward to working with the Board and Birch Mountain's management, whom I have known and worked with over my years at Syncrude."

Birch Mountain has granted Derrick Kershaw 125,000 stock options, exercisable at a price of $0.53 per share for a period of five years from the date of issue.

Birch Mountain Resources Ltd. is a Canadian junior mining company with its Industrial Minerals Division focused on the development and commercialization of a limestone deposit north of Fort McMurray, Alberta, Canada, an area where there is a large and growing demand for limestone products. In January 2004, an independent technical report estimated that the Muskeg Valley Quarry holds a supply of limestone sufficient to meet sales projections of 55-years for quicklime and 71-years of limestone aggregate.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838         Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.